EXHIBIT 99.1

Equinox Gold and Leagold Mining Combine to Create a Premier Americas Gold Producer

All dollar amounts are in United States dollars unless otherwise indicated

VANCOUVER, Dec. 16, 2019 /CNW/ - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold") and Leagold Mining Corporation (TSX: LMC, OTCQX: LMCNF) ("Leagold") have entered into a definitive agreement (the "Arrangement Agreement") to combine in an at-market merger (the "Transaction"), creating one of the world's top gold producing companies operating entirely in the Americas. The combined entity will continue as Equinox Gold and be headquartered in Vancouver, Canada.

Transaction Highlights

  Gold production of 700,000 ounces in 2020, increasing to 1 million ounces annualized production during 2021 and beyond, based on analyst consensus estimates
  Diversified operating platform with six operating mines in USA, Mexico and Brazil
  Substantial gold reserve and resource base
  Robust revenue, EBITDA and free cash flow
  Concurrent $670 million financing package: an at-market $40 million equity investment from Ross Beaty, a new $130 million convertible debenture issued to Mubadala Investment Company ("Mubadala") and $500 million in underwritten commitments from a syndicate of lenders to refinance existing credit facilities
  Strong balance sheet and operating cash flow fully funds growth from two development projects and two expansion projects
  Operating and administrative synergies in excess of $10 million annually
  Pro forma market capitalization of $1.3 billion providing scale, liquidity and re-rate potential
  Board of Directors, led by Ross Beaty as Chairman, will have eight members with four from each company
  Experienced, integrated management team led by Neil Woodyer as CEO, Christian Milau as EVP Corporate, Attie Roux as COO and Peter Hardie as CFO

Pursuant to the Transaction, Leagold shareholders will receive 0.331 of an Equinox Gold share for each Leagold share held (the "Exchange Ratio"). This implies at-market consideration of C$2.70 per Leagold common share, using closing prices for both Equinox Gold and Leagold common shares on the Toronto Stock Exchange on December 13, 2019. At closing, existing Equinox Gold and Leagold shareholders will own approximately 55% and 45% of the merged company, respectively, on an issued share basis.

Ross Beaty, Chairman of Equinox Gold, stated: "This merger will create one of the world's largest gold companies operating entirely in the Americas. In addition to having strong financial and operating metrics, our large scale will provide improved liquidity, greater asset and country diversification and a lower risk profile for all shareholders. This is the kind of gold company investors want today and I'm very pleased we are combining forces to achieve it."

Frank Giustra, Chairman of Leagold, stated: "The combination of Leagold and Equinox Gold will deliver on a promise we made to our shareholders when we launched Leagold three years ago: to create a major gold producer in a short time frame in anticipation of a new phase to the gold bull market that started in 2001. I will be stepping down as Chairman and Director to focus on my global philanthropic work but will remain an enthusiastic shareholder as I believe that together, Ross Beaty, Neil Woodyer and their management team will continue to grow Equinox Gold and deliver value to our shareholders."

Neil Woodyer, CEO of Leagold, stated: "This transaction is a rare opportunity to combine companies with common business plans and growth strategies, complementary assets, and management teams that can be integrated effectively, with Equinox Gold as the go-forward entity to maintain the TSX and NYSE American listings. The transaction has received exceptionally strong support from shareholders, from Mubadala and from a syndicate of leading commercial lenders which collectively will enable us to fully fund the new company's growth plans."

Christian Milau, CEO of Equinox Gold, stated: "Combining these companies creates a leading growth focused gold company and accelerates our shared vision of becoming a million-ounce gold producer. As both a shareholder and executive, I believe the scale and diversification of the combined company will create significant value for all shareholders, demonstrating the value of industry consolidation that investors have been asking for. Having previously worked closely with Neil to build a mid-tier gold producer, I am pleased to be part of the combined management team for the long term."

As part of the Transaction, Ross Beaty will subscribe for $40 million in a private placement of Equinox Gold common shares at a price of C$8.15 per common share to maintain an approximate 9% stake in the company. In addition, Mubadala will subscribe for a new 5-year $130 million convertible debenture bearing interest at 4.75% and convertible into Equinox Gold common shares at a fixed price of US$7.80 per share, for an approximate 25% premium over Equinox Gold's C$8.15 share price. To refinance existing debt and credit facilities of both Equinox Gold and Leagold, a syndicate of banks comprising The Bank of Nova Scotia, Societe Generale, Bank of Montreal, and ING Capital LLC have provided underwritten commitments for a 5-year term loan of $100 million and a 4-year revolving credit facility of $400 million. These financings are subject to completion of definitive documentation, regulatory approvals and other customary closing conditions.

Officers, directors and certain shareholders of Equinox Gold, who collectively hold 21% of Equinox Gold's issued common shares, have entered into voting support agreements in favour of the Transaction. Officers, directors and certain shareholders of Leagold, who collectively hold 42% of Leagold's issued common shares, have entered into voting support agreements in favour of the Transaction.

The Board of Directors of Equinox Gold and the Board of Directors of Leagold have unanimously approved the Transaction and recommend that shareholders vote in favour of the Transaction. BMO Capital Markets has provided a fairness opinion dated December 13, 2019 to the Board of Directors of Equinox Gold stating that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration Exchange Ratio is fair, from a financial point of view, to Equinox Gold. Scotia Capital Inc. has provided a fairness opinion dated December 14, 2019 to the Leagold Special Committee and Board of Directors that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be received under the Transaction is fair, from a financial point of view, to the shareholders of Leagold.

The special meetings of Equinox Gold shareholders and Leagold securityholders are expected to be held in January 2020. A joint information circular detailing the terms and conditions of the Transaction will be filed with regulatory authorities and mailed to the shareholders of Equinox Gold and the securityholders of Leagold later this month in accordance with applicable securities laws. The Transaction is expected to close in the first quarter of 2020.

The Arrangement Agreement provides for, among other things, customary representations, warranties and covenants including reciprocal non-solicitation and rights to match superior proposals, as well as a reciprocal $20 million termination fee payable to either Equinox Gold or Leagold under certain circumstances. The Transaction is subject to regulatory approvals including the approvals of the Toronto Stock Exchange and NYSE American Stock Exchange and other customary conditions.

BMO Capital Markets acted as exclusive financial advisor to Equinox Gold and Blake, Cassels & Graydon LLP is acting as legal advisor to Equinox Gold.

Scotia Capital Inc. acted as financial advisor to Leagold and Fasken Martineau DuMoulin LLP is acting as legal counsel to Leagold and its Special Committee.

Conference Call and Webcast

Equinox Gold and Leagold will hold a joint conference call and webcast on December 16, 2019 at 7am PT/10am ET to discuss the Transaction. Participants may dial in using the numbers below (no access code is needed).

Toll free Canada/US: 1-800-319-4610
International: +1-604-638-5340
Login to the webcast

The conference call will be available for playback until January 16, 2020 by dialing 1-800-319-6413 (toll free Canada/US) or +1-604-638-9010 (international) and quoting access code 3947. The webcast will be archived on both the Equinox Gold and Leagold websites until the Transaction closes.

About Equinox Gold

Equinox Gold is a Canadian mining company with a multi-million-ounce gold reserve base and growth potential from three wholly owned gold mines. The Company is producing gold from its Mesquite gold mine in California and its Aurizona gold mine in Brazil and is constructing its Castle Mountain gold mine in California with the target of pouring gold in Q3 2020. Equinox Gold is listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com.

About Leagold

Leagold is a mid-tier gold producer with a focus on opportunities in Latin America. Leagold is based in Vancouver, Canada and owns four operating gold mines in Mexico and Brazil, along with a near-term gold mine restart project in Brazil and an expansion project at the Los Filos mine complex in Mexico. Leagold is listed on the TSX under the trading symbol LMC and trades on the OTCQX market as LMCNF. For more information please visit www.leagold.com.

Cautionary Notes & Forward-looking Statements

This news release includes certain statements that constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws collectively "forward-looking statements". These include statements regarding Equinox Gold and Leagold's intent, or the beliefs or current expectations of the officers and directors of Equinox Gold and Leagold (the "Companies") for Equinox Gold post-closing. When used in this news release, words such as "will", "would", "expect", "target", "potential", "objective", "subject to", "expected to" and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results "may", "could", "would", "should", "occur" or "be achieved" or the negative connotation of such terms. As well, forward-looking statements may relate to future outlook and anticipated events, such as the consummation and timing of the Transaction; the satisfaction of the conditions precedent to the Transaction; the strengths, characteristics and potential of the combined company; the underwritten term loan, revolving credit facility and the financings by Ross Beaty and Mubadala; and discussion of future plans, projections, objectives, estimates and forecasts and the timing related thereto. These forward-looking statements involve numerous risks and uncertainties, including the risk factors identified in Equinox Gold's Annual Information Form for the year ended December 31, 2018, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov, and Leagold's Annual Information Form for the year ended December 31, 2018, which is available on SEDAR at www.sedar.com. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, Equinox Gold and Leagold assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If either Equinox Gold or Leagold updates any one or more forward-looking statements, no inference should be drawn that the company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/December2019/16/c5007.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, CEO; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com; Leagold Contacts: Neil Woodyer, CEO; Meghan Brown, Vice President, Investor Relations, Tel: +1-604-398-4525, Email: mbrown@leagold.com

CO: Equinox Gold Corp.

CNW 06:58e 16-DEC-19